FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For March, 2005

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: March 7, 2005

By: /s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW Calgary, AB T2P 3P4 Phone (403) 264-6161 Fax (403) 266-3069
Gentry Announces Increase in 2004 Year-end Reserves

Calgary, Alberta, March 7, 2005 (GNY-TSX) - Gentry Resources Ltd. (“Gentry” or the “Company”) is pleased to report on the results of its 2004 year-end reserve evaluation prepared by Martin & Brusset Associates.

HIGHLIGHTS

  The Company increased its undeveloped land holdings in western Canada in 2004 to 157,527 net acres from 51,266 net acres as at December 31, 2003, an increase of 207%.

  Proved plus probable reserves increased by 35% to 8,642 thousand barrels of oil equivalent (“mboe”) from 6,409 mboe as at December 31, 2003.

  Proved producing reserves increased by 34% to 4,628 mboe from 3,442 mboe in 2003.

  Gentry replaced 492% of annual gas production and 234% of annual oil and liquids production on a proved plus probable basis.  This averages out to a replacement of 387% of total annual production on a boe basis.

  The Net Present Value of the Company’s proved and probable reserves discounted at 10% are $129 million, representing a 119% increase over the 2003 evaluation of $59 million.

  The Company’s reserve life index (“RLI”) on a proved and probable basis is 10.2 years for oil and NGLs and 9.4 years for natural gas, resulting in an RLI of 9.7 years on a boe basis, based on annualized average fourth quarter production.

  The December 31, 2004 reserve evaluation does not take into account the previously announced Tilley/Princess acquisition which, although it has an effective date of November 1, 2004, will not close until the fourth week of March, 2005.

  Gentry’s production averaged 2,121 boe/d for the year ended December 31, 2004. Production for the fourth quarter of 2004 averaged 2,439 boe/d while the exit rate for 2004, based on field reports, exceeded 3,000 boe/d.

RESERVES

The December 31, 2004 Martin & Brusset Associates Evaluation was prepared utilizing the methodology and definitions as set out under National Instrument 51-101 (“NI 51-101”). The year-end reserves for 2004 and 2003 presented herein include the Company’s working interests before royalties and use forecast and constant price and cost assumptions. Where volumes are expressed on a barrel of oil equivalent (“boe”) basis, gas volumes have been converted to boe at 6,000 cubic feet per barrel (6 mcf/bbl).

The reserve data provided in this release only represents a portion of the disclosure required under NI 51-101. Additional disclosure will be provided in the Company’s Annual Information Form to be filed at www.sedar.com on or before March 31, 2005.

Gentry has a reserve committee of independent board members, which reviews the qualifications and appointment of the independent reserve evaluators. The committee also reviews the processes and technical data used to determine the reserves booked. The independent engineering firm of Martin & Brusset Associates has evaluated Gentry’s entire reserves since 1995.

RESERVES SUMMARY TABLE – FORECAST PRICES AND COSTS

Working Interest Reserves

As at December 31	2004			2003
	Oil & NGL (mbbls)	Gas (mmcf)	Oil Equiv. (mboe)	Oil Equiv. (mboe)	Percent Change
Proved
Developed Producing	2,195	14,597	4,628	3,442	34%
Developed Non-producing	194	1,167	389	199	96%
Undeveloped	27	210	62	84	(26)%
Total Proved	2,415	15,974	5,078	3,725	36%

Probable
Developed	939	8,138	2,295	1,554	48%
Undeveloped	217	6,308	1,268	1,130	12%
Total Probable	1,156	14,446	3,564	2,684	33%

Proved plus Probable	3,570	30,421	8,642	6,409	35%

At December 31, 2004, Gentry’s proved producing reserves grew by 34% to 4,628 mboe from the prior year. Proved reserves increased 36% to 5,078 mboe. Total proved and probable reserves grew to 8,642 mboe, up 35% compared to 6,409 mboe at the end of 2003.

Approximately 48% of Gentry’s proved reserves are crude oil and natural gas liquids and 52% are natural gas.  On a proved plus probable basis, Gentry’s reserves are 41% oil and liquids and 59% natural gas.

NET PRESENT VALUE OF RESERVES – FORECAST PRICES AND COSTS

Gentry’s crude oil, natural gas and natural gas liquids reserves were evaluated using the Martin & Brusset Associates Price Forecast effective December 31, 2004 and are prior to any provision for income taxes, interest, debt service charges and general and administrative expenses.  It should not be assumed that the discounted future net production revenues estimated herein represent the fair market value of the reserves.

December 31, 2004(1)(2)	Discounted at
	0% ($000s)	5% ($000s)	10% ($000s)	12% ($000s)	15% ($000s)
Proved
Developed Producing	98,463	74,685	62,120	58,576	54,221
Developed Non-producing	7,808	7,312	6,882	6,725	6,504
Undeveloped	583	487	403	375	337
Total Proved	106,854	82,484	69,405	65,676	61,062

Probable
Developed	53,742	44,580	40,207	38,872	37,101
Undeveloped	27,480	22,953	19,710	18,638	17,215
Total Proved	81,222	67,533	59,917	57,510	54,315

Total Proved plus Probable	188,076	150,017	129,322	123,186	115,377

(1)

As required by NI 51-101, undiscounted well abandonment costs of $1.94 million for proved reserves and $2.34 million for proved plus probable reserves are included in the net present value determination.

(2)

Due to rounding, some columns may not add precisely.

At a 10% discount, the proved producing reserves make up 48% of the proved plus probable value while total proved reserves account for 54% of the proved plus probable value.

RESERVE LIFE INDEX AND PRODUCTION REPLACEMENT RATIO

The Company’s RLI, on a proved and probable basis and using average fourth quarter 2004 volumes, is 10.2 years for crude oil and NGLs and 9.4 for natural gas, resulting in a combined RLI of 9.7 years.  The Company’s RLI on a proved basis is 6.9 years for oil and NGLs and 4.9 years for gas, resulting in a combined RLI of 5.7 years.

During 2004, proved and probable gas reserve additions replaced gas production volumes by 492%. The Company’s proved and probable oil and liquids additions replaced 234% of its production. On a boe basis, the Company replaced 387% of production based on proved and probable reserve additions.

FORECAST PRICES

Product price forecasts used in the Company’s Martin & Brussett Associates December 31, 2004 Evaluation is summarized below:

	WTI Oil USD/bbl	Edmonton Lt Oil $C/bbl	Spot Natural Gas $C/mmbtu
2005	42.00	51.83	6.62
2006	38.00	47.10	6.47
2007	35.00	43.90	6.22
2008	32.00	40.00	5.72
2009	32.00	40.00	5.47
2010	32.00	40.00	5.22

RESERVES SUMMARY TABLE – CONSTANT PRICES AND COSTS

Working Interest Reserves

As at December 31

		2004		2003
	Oil & NGL (mbbls)	Gas (mmcf)	Oil Equiv. (mboe)	Oil Equiv. (mboe)	Percent Change
Proved
Developed Producing	2,242	14,629	4,680	3,489	34%
Developed Non-producing	193	1,167	388	199	95%
Undeveloped	27	215	63	84	(25)%
Total Proved	2,461	16,011	5,131	3,772	36%

Probable
Developed	890	8,143	2,247	1,580	42%
Undeveloped	217	6,308	1,268	1,131	12%
Total Probable	1,106	14,451	3,515	2,710	30%

Proved plus Probable	3,569	30,461	8,645	6,482	33%

NET PRESENT VALUE OF RESERVES – CONSTANT PRICES AND COSTS

	Discounted at
December 31, 2004(1)(2)	0% ($000s)	5% ($000s)	10% ($000s)	12% ($000s)	15% ($000s)
Proved
Developed Producing	98,022	74,252	61,048	57,256	52,573
Developed Non-producing	7,620	7,081	6,619	6,453	6,219
Undeveloped	659	515	409	374	329
Total Proved	106,301	81,847	68,076	64,083	59,122

Probable
Developed	52,590	44,097	39,418	37,957	36,027
Undeveloped	28,101	23,343	19,888	18,749	17,238
Total Probable	80,691	67,440	59,306	56,705	53,263

Total Proved plus Probable	186,992	149,287	127,382	120,788	112,385

(1)

As required by NI 51-101, undiscounted well abandonment costs of $1.57 million for proved reserves and $1.80 million for proved plus probable reserves are included in the net present value determination.

(2)

Due to rounding, some columns may not add precisely.

The Constant case used the Martin & Brussett posted constant price of Cdn $48.90/bbl for Edmonton Par and Cdn $5.94/mmbtu for spot natural gas at the plant gate.

UNDEVELOPED LAND – WESTERN CANADA

Undeveloped Western Canada Land Holdings (acres)	As at December 31		Percent Change
	2004	2003
Gross	216,414	110,484	96%
Net	157,527	51,266	207%

This land base provides considerable opportunity for the Company’s future growth.

A more detailed summary of reserves and future cash flows based on the Martin & Brusset Associates Evaluation dated December 31, 2004 may be found in the Company’s Annual Information Form, to be filed on or before March 31, 2005 and available for public scrutiny on SEDAR (www.sedar.com).

The Company will be disclosing its Net Asset Value calculations and Finding, Development and Acquisition Costs when the year-end financial statements are issued during the third week of March, 2005.

Gentry Resources is a Calgary-based oil and natural gas company active in the exploration, development and production of crude oil and natural gas in western Canada.  The Company has grown primarily through aggressive exploration and development of its lands.

Gentry trades on the TSX under the symbol “GNY” and currently has 38,721,931 common shares issued and outstanding.

This news release contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.

For Details, Contact:

       Hugh Ross, President & Chief Executive Officer

                                             (403) 264-6161

R. Gordon McKay, Chief Operating Officer

(403) 264-6161

Ketan Panchmatia, Chief Financial Officer

(403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

                  TSX Symbol:  GNY